FILED BY HUT 8 MINING CORP.
COMMISSION FILE NO. 001-40487
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED
SUBJECT COMPANY: U.S. DATA MINING GROUP, INC.

Hut 8 and US Bitcoin announce merger of equals to create a
preeminent digital asset mining, hosting, managed infrastructure operations, and high performance computing organization

Transaction is expected to dramatically enhance trajectory of the digital asset mining business:

5.6 EH/s installed self-mining capacity at five sites across North America

Combined Company’s diversification strategy to expand significantly, establishing new, fiat revenue generating lines of business:

220 MW of hosting infrastructure at King Mountain, Texas

Managed infrastructure operations powered by 680 MW at Kearney, Nebraska, Granbury, Texas, and King Mountain Texas sites

Gross energy across self-mining, hosting, and managed infrastructure operations sites totaling approximately 825 MW

Transaction expected to accelerate achievement of ESG objectives by adding renewable energy and zero carbon emission energy from wind, hydro, and nuclear sources

Bill Tai to maintain role as Board Chair, Jaime Leverton to continue as CEO, Asher Genoot to continue as President, Michael Ho to become Chief Strategy Officer, Shenif Visram to continue as CFO

Combined Company to be named “Hut 8 Corp.” and domiciled in the United States

This news release constitutes a “designated news release” for purposes of the Company’s prospectus supplement dated August 17, 2022 to its short form base shelf prospectus dated August 5, 2022. All dollar amounts in this release are in USD unless otherwise noted.

TORONTO, ONTARIO and MIAMI, FLORIDA February 7, 2023 – Hut 8 Mining Corp. (Nasdaq: HUT) (TSX: HUT) (“Hut 8” or the “Company”), a large, innovation-focused digital asset mining pioneer and high performance computing infrastructure provider, and U.S. Data Mining Group, Inc. dba US Bitcoin Corp (“USBTC”), builder and strategic operator of four Bitcoin mining centres across the United States announced today that each of their Boards of Directors have unanimously approved a definitive business combination agreement (the “Business Combination Agreement”) under which the companies will combine in an all-stock merger of equals (the “Transaction”). The combined company will be named “Hut 8 Corp.” (“New Hut” or the “Combined Company”) and will be a U.S.-domiciled entity. The Transaction is expected to establish New Hut as a large scale, publicly traded Bitcoin miner focused on economical mining, highly diversified revenue streams, and industry-leading best practices in ESG.

“Our established track record of creating shareholder value through organic growth and strategic acquisitions while maintaining a balance sheet-first approach has positioned us perfectly to advance our growth trajectory through this business combination,” said Jaime Leverton, CEO, Hut 8. “Bringing together Hut 8’s operational track record and diversified revenue streams with US Bitcoin’s scalable mining sites, sizeable hosting business, and industry-leading managed infrastructure operations not only accelerates our diversified strategy and positions us for near-term growth, but also establishes us as a strong, U.S.-based player that is ready and able to seize additional opportunities as they arise.”

New Hut will have access to approximately 825 MW of gross energy across all six sites with self-mining, hosting, and managed infrastructure operations.

•	It will have 5.6 EH/s of installed self-mining capacity and 244 MW of total energy available at five sites with current self-mining operations: Medicine Hat, AB; Drumheller, AB; Niagara Falls, NY; Granbury, TX; and King Mountain, TX. The 1.7 EH/s installed self-mining production at the King Mountain, TX site is owned by the King Mountain Joint Venture in which USBTC has a 50% membership interest alongside a leading energy partner (the “King Mountain JV”). USBTC continues to address a legal dispute with the City of Niagara Falls, NY over operations at the site in the same city. While operations continue uninterrupted, the team has a contingency plan in place that it will pursue should a resolution not be met.

•	New Hut will manage 220 MW of hosting infrastructure at its King Mountain, TX site, powered by a mix of sources including wind and nuclear, supporting multiple clients, including some of the industry’s largest miners. Hosting is owned by the King Mountain JV.

•	The Combined Company will manage 680 MW of infrastructure operations powered by energy from a mix of sources including renewable and zero-emission in Kearney, NB and Granbury and King Mountain, TX. This unique, leading-edge service offering gives Bitcoin mine site owners the opportunity to have USBTC’s professionals manage all day-to-day operations, hosting, site management, and maintenance using purpose-built site management software.

“We’ve been searching for the right partner to join us on our ambitious growth journey for some time and are confident that Hut 8 is the perfect fit,” said Michael Ho, co-founder and CEO of USBTC. “We were initially attracted to Hut 8’s strong track record, admirable fiscal management through all market cycles, and like-minded approach to generating diversified lines of revenue.

Through this process, we’ve determined that the strategic impact this Transaction will drive is significant: we see a clear path to leveraging our collective vision to drive innovative technology advancements and become a second-to-none operator.”

“The combination of Hut 8 and USBTC is an important step, but it’s truly just the beginning,” said Asher Genoot, co-founder and President of USBTC. “We believe that New Hut will challenge industry paradigms and set the standard for operating rigor and team culture. We are laser-focused on identifying opportunities to capture untapped value across the mining ecosystem. Together, we will become an exceptional self-mining operator, hosting provider, strategic operator of managed infrastructure, purveyor of high performance computing infrastructure, and industry-leading ASIC repair and sales hub, underpinned by world-class operating technology and IP to drive growth.”

The Transaction will create a leading Bitcoin mining company operating in North America with strong financial and operating metrics. Under the Business Combination Agreement, New Hut will be led by a combined Board of Directors and management team of Bitcoin miners, energy experts, and business leaders, bringing together the proven cultures, strengths, and capabilities of both companies.

“This Transaction has given us the opportunity to leverage the significant, unencumbered Bitcoin stack we have HODLed to date,” said Jaime. “During the interim period, we plan to cover our operating costs through a combination of selling the Bitcoin we mine, selling from our stack and/or exploring various debt options, as agreed under the terms of the Business Combination Agreement. Upon a successful close of the Transaction, we will take the opportunity to carefully review and determine our go-forward treasury strategy.”

Details of the Transaction and strategic rationale

Pursuant to the Business Combination Agreement, shareholders of Hut 8 will receive, for each Hut 8 share, 0.2 of a share of New Hut common stock (the "Hut Consideration"), which will effectively result in a consolidation of the Hut 8 shares on a 5 to 1 basis. Stockholders of USBTC will receive, for each share of USBTC capital stock, 0.6716 of a share of New Hut common stock (the "USBTC Consideration" and together with the Hut Consideration, the "Consideration"). Based on the 5-day VWAP for the Hut 8 shares on the Nasdaq as of the last trading day prior to the date of this announcement, the aggregate Consideration implies a combined market capitalization of approximately U$990 million.

Upon consummation of the Transaction (“Closing”), existing Hut 8 shareholders and USBTC stockholders will each collectively own, on a fully-diluted in the money basis, approximately 50% each of the stock of the Combined Company. Following completion of the Transaction, Hut 8 and USBTC will each become wholly-owned subsidiaries of New Hut.

Key strategic, financial, and operational advantages of the combined business include1:

1 Hut 8’s North Bay facility is not accounted for in the calculations provided as legal proceedings are underway with the site’s third party energy provider. In addition, USBTC’s former facility in Pecos, Texas is not accounted for in the above calculations as it has been transferred to one of USBTC’s former lenders as part of a debt extinguishment transaction.

•	Strengthens financial position and flexibility. The combined balance sheet creates greater financial stability through market cycles and allows New Hut to grow and invest in new opportunities. Through increased scale and U.S. headquarters, the Combined Company anticipates being included in new indices and enjoying improved access to capital.
•	Catapults New Hut’s diversification strategy forward. New Hut is expected to generate monthly recurring fiat hosting revenues from long-term clients, Bitcoin mining sites looking to maximize the potential of their facilities through managed infrastructure operations, from equipment sales to customers, and from the MicroBT-certified repair centre business serving customers across North America and Northern Europe.
•	Maintains commitment to advancing the high performance computing traditional data centre business. New Hut remains committed to supporting and growing the HPC business, which continues to be a cornerstone of the Combined Company’s diversified strategy, generating monthly recurring revenue from approximately 370 North American customers.
•	Creates a strengthened, proven, and trusted senior leadership team and Board of Directors with a track record of value creation. The combined executive team will lead New Hut’s approximately 210 team members to deliver on the existing and proven strategy of growing long-term sustainable operations.
•	Grows pipeline of opportunities. The Transaction combines a pipeline of growth opportunities at existing, greenfield, and brownfield sites.
•	Enhances position in one of the world’s high-potential Bitcoin mining regions. The merger solidifies New Hut as a Bitcoin mining entity with operating capacity at high-quality sites in Alberta, Canada, and Texas, Nebraska, and New York in the United States.
•	Advances commitment to driving improvements across all ESG metrics. While the team is committed to shared ESG goals, the Transaction improves New Hut’s overall energy mix to include wind, hydro, and nuclear sources.
•	Improves energy expertise and hedging capabilities. The USBTC team brings significant leadership in energy origination, development, demand response, hedging, grid stabilization, and analytics to New Hut, significantly enhancing the Combined Company’s ability to better plan around stable and predictable energy usage and mitigate fluctuating prices across markets.

Transaction Summary and Timing

Under the terms of the Business Combination Agreement, the Transaction will be effected by way of a court-approved plan of arrangement (the "Arrangement") involving Hut 8 under the Business Corporations Act (British Columbia) and a statutory merger (the "Merger") involving USBTC under the laws of the State of Nevada. The Arrangement will require the approval of at least 66 2/3% of the votes cast by the shareholders of Hut 8 voting at a special meeting of Hut 8's shareholders (the “Meeting”). The Merger is also subject to the approval of USBTC stockholders.

Completion of the Transaction is subject to regulatory and court approvals and other customary closing conditions. Regulatory approvals expected to be required include receipt of approval under the Competition Act (Canada) and under the United States Hart-Scott-Rodino Antitrust Improvements Act. In addition, the Arrangement will require the approval of the Supreme Court of British Columbia, New Hut’s common stock will require approval for listing on the Toronto Stock Exchange and The Nasdaq Capital Market. The Business Combination Agreement includes non-solicitation provisions for both Hut 8 and USBTC, with Hut 8 maintaining a fiduciary out to accept a superior proposal, subject to USBTC's right to match and other customary exceptions. Hut 8 is required to pay USBTC a termination fee of US $10.0 million in certain circumstances.

Officers and Directors of Hut 8 have entered into support and voting agreements with USBTC, agreeing to vote their Hut 8 shares in favour of the Arrangement. Officers, Directors, and certain stockholders of USBTC have entered into a stockholder support agreement with Hut 8, agreeing to vote their USBTC stock in favour of the Merger.

It is anticipated that the Meeting and the receipt of the written consent of USBTC stockholders will occur in the second quarter of 2023. Closing is expected to occur thereafter, subject to satisfaction of the closing conditions under the Business Combination Agreement.

Pursuant to the Business Combination Agreement, Hut 8 has also agreed to provide USBTC with secured bridge financing during the interim period, with the expected amount of such financing ranging from US$6.0 - $6.5 million, subject to the completion of definitive loan documentation.

Following completion of the Transaction, the shares of New Hut will trade on the Toronto Stock Exchange and the Nasdaq Stock Market, subject to approval or acceptance of each exchange in respect of the Transaction.

Board of Directors' approval

Each of Hut 8's and USBTC's respective Board of Directors have unanimously approved the Business Combination Agreement and the Transaction. Stifel GMP provided a fairness opinion to the Board of Directors of Hut 8 stating that, as of the date of such opinion, and based upon the scope of review and subject to the assumptions, limitations and qualifications stated in such opinion, the USBTC exchange ratio provided for in the Business Combination Agreement is fair, from a financial point of view, to Hut 8. The Board of Directors of Hut 8 also received a second, independent fairness opinion from the Duff & Phelps Opinions Practice of Kroll, LLC stating that, as of the date of such opinion and based upon the scope of review and subject to the assumptions, limitations and qualifications stated in such opinion, the USBTC exchange ratio provided for in the Business Combination Agreement is fair, from a financial point of view, to Hut 8.

Governance

Following the closing of the Transaction, the Combined Company will be domiciled in the United States and will be led by a proven leadership team that builds on the strengths and capabilities of both companies. The senior executive team and Board of Directors of Hut 8 will be enhanced by the addition of new members of USBTC who have significant knowledge and experience to support the combined operations. The Board of Directors of New Hut will consist of 10 directors, comprised of 5 directors from Hut 8 and 5 directors from USBTC.

The key senior management team and directors will include:

•	Chair of the Board – Bill Tai
•	Chief Executive Officer – Jaime Leverton
•	President – Asher Genoot
•	Chief Strategy Officer – Michael Ho
•	Chief Financial Officer – Shenif Visram

Advisors and counsel

Hut 8 has engaged Stifel GMP as its exclusive financial advisor and Bennett Jones LLP and Skadden, Arps, Slate, Meagher & Flom LLP as its legal advisors in connection with the Transaction. USBTC has engaged Needham & Company as its exclusive financial advisor and Stikeman Elliott LLP, Greenberg Traurig, P.A., and Brown Rudnick LLP as its legal advisors on the Transaction.

For further information on the terms and conditions of the Transaction, please refer to the Business Combination Agreement in its entirety and the management proxy circular to be mailed to Hut 8 shareholders for the Meeting in due course, which will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Additional details about the Transaction can be found in a joint investor presentation, which will be available on www.hut8.io/investors and www.usbitcoin.com. Shareholders are encouraged to read the management proxy circular and other relevant materials when they become available.

Analyst call

The conference call will begin at 8:30 a.m. ET on February 7, 2023.

•	To join the conference call without operator assistance, you may register and enter your phone number at https://app.webinar.net/JB0rqRaVWYj to receive an instant, automated call back that will place you in the conference
•	Those joining via operator should dial in 5-10 minutes early to: 1-888-664-6392 (toll-free, North America) and use access code: 28360816#

About Hut 8

Hut 8 is a large innovation-focused digital asset miner, led by a team of business-building technologists, bullish on Bitcoin, blockchain, Web 3.0, and bridging the nascent and traditional high performance computing worlds. With two digital asset mining sites located in Southern Alberta and a third site in North Bay, Ontario, all located in Canada, Hut 8 has high capacity rate and large inventory of unencumbered, self-mined Bitcoin. With 36,000 square feet of geo-diverse data centre space and cloud capacity connected to electrical grids powered by significant renewables and emission-free resources, Hut 8 is revolutionizing conventional assets to create the first hybrid data centre model that serves both the traditional high performance compute (Web 2.0) and nascent digital asset computing sectors, blockchain gaming, and Web 3.0. Hut 8 was the first Canadian digital asset miner to list on the Nasdaq Global Select Market. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

About US Bitcoin Corp

Founded by a team of visionary entrepreneurs and experienced executives, USBTC is an efficient, eco-friendly, and large scale North American mining company. Through cutting-edge technology and a relentless commitment to operational excellence, USBTC seeks to set the standard for what is possible in its industry.

With campuses in New York, Nebraska, and Texas, USBTC aims to monetize electrons at scale, operating hundreds of megawatts of Bitcoin mining infrastructure both independently and on behalf of clients. USBTC prides itself on deploying next-generation software and hardware innovations to deliver results across its self-mining, hosting, and site management verticals.

Cautionary note regarding Forward–Looking Information

This press release includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, “forward looking information”). All information, other than statements of historical facts, included in this press release that address activities, events or developments that Hut 8 expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of Hut 8’s businesses, operations, plans and other such matters is forward-looking information. Forward looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “allow”, “believe”, “estimate”, “expect”, “predict”, “can”, “might”, “potential”, “predict”, “is designed to”, “likely” or similar expressions. In addition, any statements in this press release that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information and include, among others, statements with respect to: (i) the expected outcomes of the Transaction, including New Hut's assets and financial position; (ii) the ability of Hut 8 and USBTC to complete the Transaction on the terms described herein, or at all, including, receipt of required regulatory approvals, shareholder approvals, court approvals, stock exchange approvals and satisfaction of other closing customary conditions; (iii) the expected synergies related to the Transaction in respect of strategy, operations and other matters; (iv) projections related to expansion; (v) expectations related to the Combined Company's hashrate and self-mining capacity; (vi) acceleration of ESG efforts and commitments; and (vii) the ability of the Combined Company to execute on future opportunities, among others.

Statements containing forward-looking information are not historical facts, but instead represent management’s expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by Hut 8 and USBTC as of the date of this press release, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the ability to obtain requisite shareholder approvals and the satisfaction of other conditions to the consummation of the Transaction on the proposed terms or at all; the ability to obtain necessary stock exchange, regulatory, governmental or other approvals in the time assumed or at all; the anticipated timeline for the completion of the Transaction; the ability to realize the anticipated benefits of the Transaction or implementing the business plan for the Combined Company, including as a result of a delay in completing the Transaction or difficulty in integrating the businesses of the companies involved (including the retention of key employees); the ability to realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact on mining activities; the potential impact of the announcement or consummation of the Transaction on relationships, including with regulatory bodies, employees, suppliers, customers, competitors and other key stakeholders; the outcome of any litigation proceedings in respect of USBTC's legal dispute with the City of Niagara Falls, New York; security and cybersecurity threats and hacks; malicious actors or botnet obtaining control of processing power on the Bitcoin network; further development and acceptance of the Bitcoin network; changes to Bitcoin mining difficulty; loss or destruction of private keys; increases in fees for recording transactions in the Blockchain; internet and power disruptions; geopolitical events; uncertainty in the development of cryptographic and algorithmic protocols; uncertainty about the acceptance or widespread use of digital assets; failure to anticipate technology innovations; the COVID-19 pandemic; climate change; currency risk; lending risk and recovery of potential losses; litigation risk; business integration risk; changes in market demand; changes in network and infrastructure; system interruption; changes in leasing arrangements; failure to achieve intended benefits of power purchase agreements; potential for interrupted delivery, or suspension of the delivery, of energy to the Combined Company’s mining sites. For a complete list of the factors that could affect the Company, please see the “Risk Factors” section of the Company’s Annual Information Form dated March 17, 2022 and Hut 8’s other continuous disclosure documents which are available on the Company’s profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s ("SEC") website at www.sec.gov.

These risks are not intended to represent a complete list of the factors that could affect Hut 8, USBTC, or New Hut; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this press release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this press release should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and New Hut’s future decisions and actions will depend on management’s assessment of all information at the relevant time. The forward-looking statements contained in this press release are made as of the date of this press release, and each of Hut 8 and USBTC expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. Except where otherwise indicated herein, the information provided herein is based on matters as they exist as of the date of preparation and not as of any future date, and will not be updated or otherwise revised to reflect information that subsequently becomes available, or circumstances existing or changes occurring after the date of preparation.

Additional information about the Transaction and where to find it

In connection with the Transaction, that, if completed, would result in New Hut becoming a new public company, New Hut is expected to file a registration statement on Form S-4 (the “Form S-4”) with the U.S. Securities Exchange Commission (the “SEC”). USBTC and Hut 8 urge investors, shareholders, and other interested persons to read, when available, the Form S-4, including any amendments thereto, the Hut meeting circular, as well as other documents to be filed with the SEC and documents to be filed with Canadian securities regulatory authorities in connection with the Transaction, as these materials will contain important information about USBTC, Hut, New Hut and the Transaction. New Hut also has, and will, file other documents regarding the Transaction with the SEC. This press release is not a substitute for the Form S-4 or any other documents that may be sent to Hut’s shareholders or USBTC's stockholders in connection with the Transaction. Investors and security holders will be able to obtain free copies of the Form S-4 and all other relevant documents filed or that will be filed with the SEC by New Hut through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Hut 8 at info@hut8.io and of USBTC at info@usbitcoin.com.

No Offer or Solicitation

This press release is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”) or in a transaction exempt from the registration requirements of the Securities Act.

For further information:

Hut 8 investor contact:

Sue Ennis

sue@hut8.io

Hut 8 media contact:

Erin Dermer

erin.dermer@hut8.io

USBTC contact:

Matt Prusak

mprusak@usbitcoin.com